Exhibit 99.1

AGM Group Holdings Inc. Announces Closing of $20 Million Registered Direct Offering

BEIJING, December 15, 2021, (PRNewswire) – AGM Group Holdings Inc. (“AGMH” or the “Company”) (NASDAQ: AGMH), an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment, today announced the closing of its previously announced registered direct offering and concurrent private placement with certain investors, raising approximately US$20 million in gross proceeds, before deducting placement agent fees and other estimated offering expenses.

The offering consists of the sale of 2,898,552 Class A ordinary shares in a registered direct offering. Concurrently in a private placement with the same investors pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), for each Class A ordinary share purchased, an investor received from the Company one-half unregistered warrant, for an aggregate of 1,449,276 warrants. The 3.5-year warrants are exercisable immediately from the date of issuance and have an exercise price of $8.30. The purchase price for one ordinary share and one-half corresponding warrant is $6.90.

The Company plans to use the net proceeds from the offering primarily for technology hardware operations such as research and development, equipment sourcing, and premium talent recruitment, with the remainder for fintech business operations, general working capital, and other general corporate purposes.

FT Global Capital, Inc. acted as the exclusive placement agent for this offering.

Ortoli Rosenstadt LLP served as counsel to the Company, and Morgan, Lewis & Bockius LLP served as counsel to FT Global Capital, Inc. in connection with the Offering.

Mr. Chenjun Li, Co-Chief Executive Officer of AGMH, commented, “We are very delighted to have brought in new investors to fund our growth as we work to become a key supplier and contributor in the global blockchain ecosystem. We believe the additional capital will empower us in establishing our leading position in crypto mining and enhance our competitive strengths in blockchain and fintech.”

The offering of the Class A ordinary shares described above (but not the warrants or the Class A ordinary shares underlying the warrants) was made pursuant to an effective "shelf" registration statement on Form F-3 (File No. 333-236897), previously filed with the U.S. Securities and Exchange Commission (the "SEC") on March 5, 2020, and declared effective on May 28, 2020. The offering was made only by means of a prospectus supplement and accompanying prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering were filed with the SEC on December 13, 2021. Copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC's website located at http://www.sec.gov. The warrants being offered in the concurrent private placement, along with the underlying Class A ordinary shares, have not been registered under the Securities Act and were offered and sold pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment. AGMH's mission is to become one of the key participants and contributors in the global fintech and blockchain ecosystem. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

In China:

At the Company:

Email: ir@agmprime.com

The Blueshirt Group
Ms. Feifei Shen
Phone: +86 13466566136
Email: feifei@blueshirtgroup.com

The Blueshirt Group
Ms. Suwen Feng
Phone: +86 139-1711-0134
Email: suwen@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Phone: +1 973-619-3227
Email: Julia@blueshirtgroup.com

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